UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

Commission File Number 0-99

PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

Mexico, D.F. 11311

Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes     No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes     No  X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No  X

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with (i) PEMEX 2006 Annual Report on Form 20-F (the “Form 20-F”), filed with the U.S. Securities and Exchange Commission (SEC) on July 2, 2007, in particular “Item 5–Operating and Financial Review and Prospects” in the Form 20-F, (ii) Petróleos Mexicanos’ report relating to PEMEX’s unaudited condensed consolidated results for the six months ended June 30, 2007, furnished to the SEC on Form 6-K on September 10, 2007 and (iii) the financial statements included in the Form 20-F (the “Financial Statements”). Terms not defined below have the meaning given them in the Form 20-F.

Exchange Rates

On October 9, 2007, the noon buying rate for cable transfers in New York reported by the Federal Reserve Bank of New York was Ps. 10.828 = U.S. $1.00.

Capitalization of PEMEX

The following table sets forth the capitalization of PEMEX, at December 31, 2006 and June 30, 2007, as calculated in accordance with Mexican FRS. The figures are not directly comparable because they are stated in constant pesos as of different dates; however, no material difference would result from a restatement of the figures to constant pesos at June 30, 2007, as the inflation for the six-month period was 0.5%.

	At December 31, 2006	At June 30, 2007(1)(2)
	(millions of constant pesos as of December 31, 2006)	(millions of constant pesos or U.S. dollars as of June 30, 2007)
Long-term external debt	Ps.441,641	Ps.379,912	U.S.$35,195
Long-term domestic debt	63,833	96,951	8,981
Total long-term debt(3)	Ps.505,474	Ps.476,863	U.S.$44,176
Certificates of Contribution “A” (4)	Ps. 93,445	Ps. 93,926	U.S.$8,701
Mexican Government increase in equity of Subsidiary Entities(5)	128,468	129,177	11,967
Surplus in the restatement of equity	154,101	159,918	14,815
Effect on equity from labor obligations	(46,576)	(46,816)	(4,337)
Effect of derivative financial instruments(6)	(1,698)	(1,607)	(149)
Accumulated losses	(333,038)	(289,267)	(26,797)

Net income (loss) for the period(6)	45,252	26,968	2,498
Total equity	39,954	72,299	6,698
Total capitalization	Ps.545,428	Ps.549,162	U.S.$50,874

________________________

Notes: Numbers may not total due to rounding.

(1)

Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.7946 = U.S. $1.00 at June 30, 2007. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.

(2)

As of the date of the filing of this document, there has been no material change in the capitalization of PEMEX since June 30, 2007, except for PEMEX’s undertaking of new financings as disclosed under “Liquidity and Capital Resources—Recent Financing Activities” herein.

(3)

Total long-term debt does not include short-term indebtedness of Ps. 63,841 million at December 31, 2006 and Ps. 71,926 million at June 30, 2007. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—2006 Financing Activities” in the Form 20-F and “Recent Developments—Liquidity and Capital Resources—Recent Financing Activities” herein.

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(4)	Equity instruments held by the Mexican Government.
(5)

In the first six months of 2006, the equity of the Subsidiary Entities increased by Ps. 2.7 million. This increase in equity was derived mainly from amounts that the Mexican Government transferred to Petróleos Mexicanos on various dates during 2006 as reimbursements of the excess gains revenue duty paid by PEMEX during the year. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Equity Structure and Certificates of Contribution ‘A’” in the Form 20-F and Note 15 to the Financial Statements.

(6)	The income for June 30, 2007 relates to the income for the six-month period then ended.

Sources: Financial Statements. Petróleos Mexicanos for unaudited interim information.

Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies – First Six Months of 2007 Compared to First Six Months of 2006

The interim financial information set forth below has been derived from the unaudited condensed consolidated interim financial data of PEMEX for the six-month periods ended June 30, 2006 and 2007, which has been reported by PEMEX to the CNBV in Mexico. The consolidated interim financial information set forth below was prepared in accordance with Mexican FRS, and the information contained herein does not contain all of the information and disclosures normally included in interim financial statements prepared in accordance with Mexican FRS. This unaudited condensed consolidated interim financial information was not reconciled to U.S. GAAP.

	Six months ended June 30,
	2006(1)	2007(1) (2)
	(millions of constant pesos as of June 30, 2007 of U.S. dollars)
Net sales
Domestic	Ps.272,909	Ps.278,846	U.S.$ 25,832
Export	270,283	233,680	21,648
Total	543,192	512,526	47,480
Other revenues (net)	28,939	37,200	3,446
Total revenues(3)	572,131	549,726	50,926
Costs and operating expenses	226,041	235,086	21,778
Comprehensive financing result(4)	27,049	14,737	1,365
Income before taxes and duties	319,041	299,903	27,783
Taxes and duties
Hydrocarbon extraction duties and other	298,914	272,935	25,284
Total	298,914	272,935	25,284
Net income (loss) for the period	Ps.20,127	Ps.26,968	U.S.$2,499

_________________

(1)	Unaudited.
(2)

Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.7946 = U.S. $1.00 at June 30, 2007. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

(3)

Includes the IEPS Tax, which is described in “Item 5—Operating and Financial Review and Prospects—IEPS Tax, Excess Gains Duty, Hydrocarbon Duties and Other Taxes” in the Form 20-F, as part of Other Revenues, net in 2006 and 2007, when the IEPS Tax rate was negative.

(4)	Includes exchange rate losses in the amount of Ps. 15,691 million in the first six months of 2006 and exchange rate gains in the amount of Ps. 158 million in the first six months of 2007.

Source: Petróleos Mexicanos.

Sales

During the first six months of 2007, total sales were Ps. 512.5 billion, representing a decrease of 6.0% from total sales in the first six months of 2006 of Ps. 543.2 billion. Total sales revenue did not include the IEPS Tax in either the first half of 2006 or the first half of 2007 because the IEPS Tax rate was negative during both periods. The decrease in total sales resulted primarily from a 13.5% decrease in export sales in the first six months of 2007 (which is described below under “—Export Sales”).

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Domestic Sales

Domestic sales increased by 2.2% in the first six months of 2007, from Ps. 272.9 billion in the first six months of 2006 to Ps. 278.8 billion in the first six months of 2007, due to a 2.3% increase in sales of petroleum products, a 7.7% increase in petrochemical sales and a 0.7% increase in natural gas sales. Sales of natural gas increased by 0.7% in the first six months of 2007, from Ps. 40.4 billion in the first six months of 2006 to Ps. 40.7 billion in the first six months of 2007, due to an increase in the volume of sales. Domestic sales of petroleum products increased by 2.3% in the first six months of 2007, from Ps. 220.7 billion in the first six months of 2006 to Ps. 225.7 billion in the first six months of 2007, primarily due to an increase in sales prices of gasoline and diesel, as well as an increase in sales volumes. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 5.1%, from Ps. 11.8 billion in the first six months of 2006 to Ps. 12.4 billion in the first six months of 2007, due to an increase in domestic prices.

Export Sales

In the first six months of 2007, total consolidated export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) decreased by 13.5%, from Ps. 270.3 billion in the first six months of 2006 to Ps. 233.7 billion in the first six months of 2007. Excluding the trading activities of the PMI Group, export sales by the Subsidiary Entities to the PMI Group and third parties decreased by 12.6%, from Ps. 230.4 billion in the first six months of 2006 to Ps. 201.4 billion in the first six months of 2007. In dollar terms, excluding the trading activities of the PMI Group, export sales (which are dollar-denominated) decreased by 9.8% in the first six months of 2007, from U.S. $20.4 billion in the first six months of 2006 to U.S. $18.4 billion in the first six months of 2007. This decrease was mainly the result of a 2.4% decrease in crude oil export prices for export sales by the Subsidiary Entities to the PMI Group and a 10% decrease in the volume of crude oil export sales.

The trading and export activities of the PMI Group generated additional marginal revenues of Ps. 32.3 billion in the first six months of 2007, as compared to Ps. 39.9 billion in the first six months of 2006, due to a decrease in prices. This decrease was mainly the result of a 1.6% decrease in crude oil export prices.

Crude oil sales by Pemex-Exploration and Production to PMI for export accounted for 87.8% of export sales (excluding the trading activities of the PMI Group) in the first six months of 2007, as compared to 90.3% in the first six months of 2006. These crude oil sales decreased in peso terms by 15.0% in the first six months of 2007, from Ps. 208.1 billion in the first six months of 2006 to Ps. 176.8 billion in the first six months of 2007, and decreased in dollar terms by 12.0% in the first six months of 2007, from U.S. $18.4 billion in the first six months of 2006 to U.S. $16.2 billion in the first six months of 2007. The weighted average price per barrel of crude oil that Pemex-Exploration and Production sold to PMI for export in the first six months of 2007 was U.S. $52.06, 2.4% lower than the weighted average price of U.S. $53.33 per barrel in the first six months of 2006.

Export sales of petroleum products by Pemex-Refining and Pemex-Gas and Basic Petrochemicals to the PMI Group and third parties represented 8.9% of export sales (excluding the trading activities of the PMI Group) in the first six months of 2006 and represented 10.4% in the first six months of 2007. Export sales of petroleum products decreased by 0.5%, from 20.7 billion in the first six months of 2006 to Ps. 20.6 billion in the first six months of 2007, primarily due to a decrease in the volume of sales of PEMEX’s principal petroleum products, such as jet fuel, naphtha and virgin stock. In dollar terms, export sales of petroleum products increased by 5.6% from U.S. $1.8 billion in the first six months of 2006 to U.S. $1.9 billion in the first six months of 2007.

Export sales of natural gas represented 0.1% of total export sales (excluding the trading activities of the PMI Group) in the first six months of 2006, as compared to 1.2% in the first six months of 2007.

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Petrochemical products accounted for the remainder of export sales in the first six months of 2006 and 2007. Export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 14.3%, from Ps. 1.4 billion in the first six months of 2006 to Ps. 1.2 billion in the first six months of 2007. In dollar terms, export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 8.6% in the first six months of 2007, from

U.S. $125.2 million in the first six months of 2006 to U.S. $114.4 million in the first six months of 2007, primarily due to a decrease in the volume of monoethylene exports.

Other Revenues and Expenses

Other revenues, net, increased by Ps. 8.3 billion, from a net revenue of Ps. 28.9 billion in the first six months of 2006 to a net revenue of Ps. 37.2 billion in the first six months of 2007, primarily as a result of the marking to market the Repsol shares owned by PEMEX.

Costs and Operating Expenses

Costs of sales, distribution and administrative expenses increased by 4.0%, from Ps. 226.0 billion in the first six months of 2006 to Ps. 235.1 billion in the first six months of 2007. This increase was primarily due to an increase in product purchases, mainly gasoline, diesel and liquefied gas, an increase in costs associated with the labor reserve for pension obligations and an increase in the value of crude oil and petroleum product inventories.

 Comprehensive Financing Result

Under Mexican FRS, comprehensive financing result reflects interest income (including gains and losses on certain derivative instruments), interest expense, foreign exchange gain or loss and the gain or loss attributable to the effects of inflation on monetary liabilities and assets. A substantial portion of PEMEX’s indebtedness (78.9% at June 30, 2007) is denominated in U.S. dollars, so a depreciation of the peso against the U.S. dollar results in foreign exchange loss and higher peso-denominated interest expense.

In the first six months of 2007, comprehensive financing result decreased by 45.6%, from Ps. 27.0 billion in the first six months of 2006 to Ps. 14.7 billion in the first six months of 2007, primarily as a result of the following:

•

The appreciation of the peso against the U.S. dollar in the first six months of 2007 in comparison to a depreciation of the peso in the same period of 2006 resulted in a Ps. 15.9 billion decrease in net foreign exchange losses, from a net loss of Ps. 15.7 billion in the first six months of 2006 to a net gain of Ps. 0.2 billion in the first six months of 2007.

•

In the first six months of 2006 and 2007, PEMEX’s average monetary liabilities exceeded its average monetary assets, resulting in a net gain in monetary position. The net gain in monetary position, which amounted to Ps. 2.1 billion in the first six months of 2007, was Ps. 0.6 billion, or 22.2%, less than the net gain in monetary position in the first six months of 2006 of Ps. 2.7 billion, due to a decrease in the inflation rate (from 0.7% in the first six months of 2006 to 0.5% in the first six months of 2007).

•

Net interest and financial products expense increased by 20.6% in the first six months of 2007, from Ps. 14.1 billion in the first six months of 2006 to Ps. 17.0 billion in the first six months of 2007, primarily as a result of repurchases by the Master Trust of approximately $1.1 billion of its debt securities and losses arising from derivative transactions entered into by RepCon Lux, S.A.

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Taxes and Duties

Hydrocarbon extraction duties and other duties and taxes decreased by 8.7%, from Ps. 298.9 billion in the first six months of 2006 to Ps. 272.9 billion in the first six months of 2007, largely due to a decrease in crude oil exports. Taxes and duties represented 53.3% of total sales in the first six months of 2007, as compared to 55.0% in the first six months of 2006.

Income/(Loss)

In the first six months of 2007, PEMEX reported net income of Ps. 27.0 billion on Ps. 549.7 billion in total revenues, as compared with a net income of Ps. 20.1 billion on Ps. 572.1 billion in total revenues in the first six months of 2006. The 34.3% increase in net income from the first six months of 2006 to the first six months of 2007 resulted primarily from a Ps. 26.0 billion decrease in taxes and duties, a Ps. 8.3 billion increase in other net revenues and a Ps. 12.3 billion decrease in comprehensive financing cost, which more than offset a Ps. 39.8 billion decrease in operating income, in each case as compared to the first six months of 2006.

Liquidity and Capital Resources

Commitments for Capital Expenditures and Sources of Funding

A number of our financing agreements contain restrictions on (a) PEMEX's ability to create liens on its assets to secure external indebtedness, subject to certain exceptions, (b) PEMEX's ability to enter into forward sales of crude oil or natural gas, receivables financings and advance payment arrangements, subject to certain baskets, and (c) PEMEX's ability to merge or consolidate with other entities or sell all or substantially all of its assets. In addition, a number of our financing agreements, including the Notes, contain events of default, including an event of default if the Mexican Government ceases to control Petróleos Mexicanos or Petróleos Mexicanos or any of the Subsidiary Guarantors ceases to have the exclusive right and authority to conduct the Petroleum Industry on behalf of Mexico. At September 30, 2007, PEMEX was not in default on any of its financing agreements.

Recent Financing Activities

During the period from June 1 to September 30, 2007 the Master Trust obtained U.S. $42.4 million in nominal terms from export credit agencies for use in financing PIDIREGAS. In addition, PEMEX participated in the following activities:

•

on June 22, 2007, the Master Trust issued through an inter-company private placement U.S. $2,000,000,000 of Floating Rate Notes due in 2020, under its Medium-Term Note Program Series A; all of the notes were purchased by Petróleos Mexicanos;

•

on July 27, 2007, the Master Trust issued through an inter-company private placement U.S. $1,000,000,000 of Floating Rate Notes due in 2023, under its Medium-Term Note Program Series A; all of the notes were purchased by Petróleos Mexicanos; and

•

on August 24, 2007, the Master Trust issued through an inter-company private placement U.S. $1,000,000,000 of Floating Rate Notes due in 2023, under its Medium-Term Note Program Series A; all of the notes were purchased by Petróleos Mexicanos.

The inter-company private placements described above did not increase our consolidated net indebtedness.

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In addition, on September 7, 2007 Petróleos Mexicanos and the Master Trust entered into a revolving credit agreement with a group of international financial institutions providing for up to U.S. $2.5 billion in two tranches, which mature in September 2010 and September 2012; this facility replaces a U.S. $1.25 billion revolving credit agreement dated May 3, 2006 and a U.S. $1.25 billion revolving credit agreement dated July 15, 2005 and contains improved financial terms; borrowings under the new facility may be made only by the Master Trust and are guaranteed by Petróleos Mexicanos.

On October 10, 2007, the Master Trust launched two sets of tender offers. In the first, the Master Trust is offering to purchase for cash any and all of the outstanding principal amounts of the debt securities issued by the Master Trust listed in the table below ("Any and All Tender Offers"), and the terms and subject to the conditions set forth in its offer to purchase dated October 10, 2007 and the accompanying letter of transmittal.

Series of Securities	Outstanding Principal Amount
8.00% Notes due 2011	$ 737,434,000
7.375% Notes due 2014	$ 1,553,409,000
5.750% Notes due 2015	$ 1,721,490,000
9 ¼% Guaranteed Bonds due 2018	$ 335,427,000
8.625% Bonds due 2022	$ 784,244,000
8.625% Guaranteed Bonds due 2023	$ 240,655,000
9.50% Guaranteed Bonds due 2027	$ 580,158,000

In the second, the Master Trust is offering to purchase for cash a portion of the outstanding principal amounts of the debt securities issued by the Master Trust listed in the two following tables (the "Partial Tender Offers" and, with the Any and All Tender Offers, the "Offers"), on the terms and subject to the conditions set forth in its offer to purchase dated October 10, 2007 and the accompanying letter of transmittal. The Offers are a part of Pemex's ongoing efforts to manage its external liabilities.

Fixed Rate Securities Series of Securities	Outstanding Principal Amount	Principal Purchase Amount
8.50% Notes due 2008	$ 945,405,000	$114,000,000
6.125% Notes due 2008	$ 733,675,000	$ 89,000,000
9⅜% Guaranteed Notes due 2008	$ 474,023,000	$ 57,000,000
7.875% Notes due 2009	$ 912,154,000	$110,000,000
9.125% Notes due 2010	$ 929,618,000	$112,000,000

Floating Rate Notes and Perpetual Bonds Series of Securities	Outstanding Principal Amount
Guaranteed Floating Rate Notes due 2009	$ 460,000,000
7.75% Guaranteed Perpetual Bonds	$1,740,402,000
Guaranteed Floating Rate Notes due 2010	$1,396,495,000
Guaranteed Floating Rate Notes due 2012	$ 687,141,000

For a description of PEMEX’s commitments for capital expenditures and sources of funding, see “Item 5(Operating and Financial Review and Prospects(Liquidity and Capital Resources” in the Form 20-F.

Business Overview

Set forth below is selected summary operating data relating to PEMEX.

	Six months ended June 30,
	2006	2007

Operating Highlights
Production
Crude oil (tbpd)	3,337	3,162
Natural gas (mmcfpd)	5,188	5,925
Refined products (tbpd)	1,556	1,566
Petrochemicals(1) (mt)	5,415	6,122

Monthly average crude oil exports (tbpd)
Olmeca	234	202
Isthmus	89	31
Maya(2)	1,585	1,485
Total	1,908	1,718

Value of crude oil exports (value in millions of U.S. dollars)	18,369	16,299

Monthly average PEMEX crude oil export prices per barrel(3)
Olmeca	U.S. $64.72	U.S. $62.65
Isthmus	57.28	57.82
Maya	51.29	50.86
Weighted average price(5)	53.16	52.32

Monthly average West Texas Intermediate crude oil average price per barrel(6)	U.S. $66.90	U.S. $ 61.53

___________________________________

Notes: Numbers may not total due to rounding.

tbpd = thousands of barrels per day; mmcfpd = millions of cubic feet per day; mtpy = thousands of tons per year

(1)	Excludes ethane and butane gases.
(2)	Subject to adjustment to reflect the percentage of water in each shipment.
(3)	Average price during period indicated based on billed amounts.
(4)	On October 9, 2007, the weighted average price of PEMEX’s crude oil export mix was U.S. $67.54 per barrel.
(5)	On October 9, 2007, the West Texas Intermediate crude oil spot price was U.S. $80.26 per barrel.

Sources: June 2006 and June 2007 Indicadores Petroleros and P.M.I. Comercio Internacional, S.A. de C.V.

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Gas and Basic Petrochemicals

Pricing Decrees

On September 26, 2007, President Felipe Calderón issued an executive decree requiring the Ministry of Finance and Public Credit, the Ministry of Economy, the Ministry of Energy and the Comisión Reguladora de Energía (the Energy Regulatory Commission) to suspend the periodic update mechanisms and increases in tariffs and prices of electricity for residential use, unleaded gasoline, diesel gas and LPG. The Procuraduría Federal del Consumidor (Federal Consumer Commission) will oversee final distributors’ compliance with the price controls. This decree became effective on September 28, 2007 and will expire on December 31, 2007.

Environmental Regulation

Pemex's Internal Monitoring

Pipeline Explosions

In September 2007, PEMEX reported explosions in its natural gas, crude oil and LPG pipelines in the State of Veracruz. The explosions were deliberately caused by a series of detonated bombs. The People’s Revolutionary Army claimed responsibility for the attack. Natural gas supply was immediately suspended in the areas where pipelines were damaged and several communities were evacuated. PEMEX and local authorities were able to contain and extinguish the fires caused by the explosions. PEMEX repaired the damaged pipelines to re-establish normal supply of crude oil, natural gas and LPG one week and a half later.

Taxes and Duties

New Fiscal Regime for PEMEX

On October 1, 2007, a modification to the Ley Federal de Derechos (Federal Duties Law) was published in the Diario Oficial de la Federación (Official Gazette of the Federation). Effective January 1, 2008, the fiscal regime applicable to Pemex-Exploration and Productions will be modified as follows:

•

Ordinary Hydrocarbons Duty: The applicable rate for this duty will decrease from 74.0% in 2008, to 73.5% in 2009, to 72.5% in 2010, to 72.0% in 2011 and to 71.5% in 2012. Under the current regime, this portion is variable and fluctuates between 78.68% and 87.81%, depending on the weighted average of Mexican crude oil export prices during each year. The rate of the Ordinary Hydrocarbons Duty allocated to Mexican states will increase from 76.6% to 85.31%. In addition, the portion of the Ordinary Hydrocarbons Duty that will be assigned to Municipalities located on the border or coast where hydrocarbons are exported will gradually increase by a factor of .00042 to .00047 in 2012.

•

Duty for the Fund for Scientific and Technological Research on Energy: The rate will increase from 0.15% of the value of extracted crude oil and natural gas production for 2008 to 0.65% in 2012. In 2009, it will decrease to 0.30%, 0.40% in 2010 and 0.50% in 2011. Under the current regime, a fixed rate of 0.05% is applied to the value of extracted crude oil and natural gas production for the year.

•

Sole Hydrocarbons Duty: For this new duty, a floating annual rate is applied to the value of the extracted crude oil and natural gas from abandoned fields or fields that are in the process of being abandoned. Rates will fluctuate between 37% and 57%, depending on the weighted average Mexican crude oil export price.

•	Additional Duty: This duty, which is applied if and only if annual crude oil production is below target production according to the applicable formula, is eliminated under the new fiscal regime.

Directors, Senior Management and Employees

On July 17, 2007, Petróleos Mexicanos and the Petroleum Workers’ Union executed a new collective bargaining agreement that became effective on August 1, 2007. The terms of the new agreement provide for a 4.25% increase in wages and a 1.6% increase in other benefits. By its terms, the new collective bargaining agreement is scheduled to expire on July 31, 2009.

 Legal Proceedings

In the normal course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonable estimable. Other than as disclosed below, PEMEX does not believe a materially unfavorable outcome is probable for any known or pending lawsuits or threatened litigation for which PEMEX has not made any accruals.

In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (“COMMISA”) filed a claim before the International Chamber of Commerce (the “ICA”) against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell complex. On January 26, 2007, COMMISA filed a claim seeking U.S. $292 million and Ps. 37.5 million and Pemex-Exploration and Production filed a detailed counterclaim seeking U.S. $125.9 million and Ps. 41.5 million. On August 10, 2007, each party filed their responses to the claim and counterclaim, respectively. On September 10, 2007, both parties filed their replies, in which COMMISA modified its claim and is, as of the date of this Offering Circular, seeking U.S. $319.9 million and Ps. 37.2 million in damages. The parties are required to file their rejoinders before October 10, 2007.

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In January 2005, COMBISA, S. de R.L. de C.V. (“COMBISA”) filed a claim before the ICA against Pemex-Exploration and Production seeking approximately U.S. $235.8 million plus interest for, among other things, the breach of a construction agreement in connection with three platforms in the Cantarell complex. In April 2005, Pemex-Exploration and Production responded to the claim and filed a counterclaim against COMBISA, seeking approximately U.S. $12.3 million. On July 23, 2007 a final award was made. COMBISA was ordered to pay U.S. $4.6 million and Pemex-Exploration and Production was ordered to pay U.S. $61.3 million as well as financial expenses and the corresponding value added tax. Both parties requested an additional decision to clarify this final award, which decision, as of the date of this Offering Circular, is still pending.

In February 2005, COMMISA filed a claim before the ICA against Pemex-Exploration and Production seeking approximately U.S. $142.4 million and Ps. 40.2 million for, among other things, the breach of an agreement in connection with two vessels in the Cantarell complex. In May 2005, Pemex-Exploration and Production responded to the claim and filed a counterclaim against COMMISA, seeking approximately U.S. $2.1 million and Ps. 488,000. On September 6, 2007, the proceeding to furnish additional evidence concluded. A final decision is still pending as of the date of this Offering Circular.

Tejas Gas de Toluca, S. de R. L. de C. V. commenced an arbitration proceeding against Gas Natural México S. A. de C. V. (“GNM”) and Pemex-Gas and Basic Petrochemicals, seeking compliance with a Memorandum of Understanding and its annexes entered into in connection with the construction and operation of the Palmillas-Toluca pipeline as well as for the execution of a transportation agreement. As of the date of this Offering Circular, the arbitration panel has been formed, but the initial arbitration report is still pending.

In August 2007, a civil claim was filed by Leoba Rueda Nava against Petróleos Mexicanos and Pemex-Refining before the Juzgado Decimocuarto de Distrito del Décimo Circuito (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz seeking approximately Ps. 1,200 million for, among other things, civil liability and damages resulting from the pollution of land used to store oil waste in accordance with an agreement entered into in 1987 by and among Leoba Rueda Nava, Petróleos Mexicanos and Pemex-Refining.

A request for constitutional relief known as an amparo was filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. against several officers of PEMEX and Pemex-Exploration and Production, claiming that a certain construction contract is unconstitutional because the officers who executed the agreement did not have the appropriate authority. As of the date of this Offering Circular, a final judgment is still pending.

United Mexican States

The following information regarding Mexico should be read in conjunction with “Item 4—Information on the Company—United Mexican States” in the Form 20-F.

The Economy

Gross Domestic Product

According to preliminary figures, Mexico’s gross domestic product (“GDP”) grew by 2.7% in real terms during the second quarter of 2007, as compared with the same period of 2006. The transportation, storage and communications sector grew by 7.3%; the financial services, insurance and real estate sector grew by 4.8%; the electricity, gas and water sector grew by 4.1%; the community, social and personal services sector grew by 2.0%; the agriculture, livestock, fishing and forestry sector grew by 2.0%; the commerce, hotels and restaurants sector grew by 1.9%; the construction sector grew by 1.6%; the mining, petroleum and gas sector grew by 1.0%; and the manufacturing sector grew by 0.2%, each in real terms, as compared with the same period of 2006.

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Prices and Wages

Inflation (as measured by the change in the national consumer price index) for the first eight months of 2007 was 1.42%, 0.02 percentage points lower than inflation for the same period of 2006.

Interest Rates

During the first eight months of 2007, interest rates on 28-day Treasury bills (“Cetes”) averaged 7.12% and interest rates on 91-day Cetes averaged 7.28%, as compared with average rates on 28-day Cetes of 7.27% and interest rates on 91-day Cetes of 7.35%, during the same period of 2006. On September 18, 2007, the 28-day Cetes rate was 7.22% and the 91-day Cetes rate was 7.37%.

Financial System

Central Bank and Monetary Policy

During the first seven months of 2007, the M1 money supply (defined as bills and coins held by the public, plus checking accounts denominated in local currency and foreign currency, plus interest-bearing deposits denominated in pesos and operated by debit cards) increased by 2.4% in real terms, as compared to the same period of 2006. In addition, checking account deposits denominated in pesos increased by 4.1% in real terms during the first seven months of 2007, as compared to the same period of 2006.

During the first seven months of 2007, financial savings increased by 6.7% in real terms, as compared to the same period of 2006. Savings generated by Mexican residents increased by 5.9% in real terms and savings generated by non-residents increased by 29.5% in real terms during the first seven months of 2007, each as compared to the same period of 2006.

At September 20, 2007, the monetary base totaled Ps. 406.3 billion, a 9.7% nominal decrease from the level of Ps. 449.8 billion at December 29, 2006. Banco de México estimates that the monetary base will total approximately Ps. 505.3 billion at December 31, 2007.

External Sector of the Economy

Foreign Trade

During the first seven months of 2007, according to preliminary figures, Mexico registered a trade deficit of U.S. $5.8 billion, as compared with a surplus of U.S. $0.2 billion for the same period of 2006. Merchandise exports increased by 5.7% during the first seven months of 2007, to U.S. $150.6 billion, as compared to U.S. $142.5 billion for the same period of 2006. During the first seven months of 2007, petroleum exports decreased by 5.3%, while non-petroleum exports increased by 7.9%, each as compared with the same period of 2006.

During the first seven months of 2007, according to preliminary figures, total imports grew by 9.9% to U.S. $156.3 billion, as compared with U.S. $142.3 billion for the same period of 2006. During the first seven months of 2007, imports of intermediate goods increased by 8.5%, imports of capital goods increased by 11.6% and imports of consumer goods increased by 15.7%, each as compared with the first seven months of 2006.

Balance of International Payments

According to preliminary figures, during 2006, Mexico’s current account registered a deficit of U.S. $2.4 billion, as compared to a deficit of U.S. $4.9 billion registered in 2005. The capital account registered a deficit of U.S. $2.2 billion in 2006, as compared to a U.S. $12.8 billion surplus in 2005. Net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $20.5 billion in 2006 and was composed of direct foreign investment inflows totaling U.S. $19.2 billion and foreign portfolio investment (including securities placed abroad) inflows totaling U.S. $1.3 billion.

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According to preliminary figures, during the first six months of 2007, Mexico’s current account registered a deficit of U.S. $3.8 billion, as compared to a surplus of U.S. $848 million during the same period of 2006. The capital account registered a surplus of U.S. $7.1 billion in the first six months of 2007, as compared with a U.S. $8.5 billion a surplus for the same period of 2006. Net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $19.2 billion during the first six months of 2007 and was composed of direct foreign investment inflows totaling U.S. $13.2 billion and foreign portfolio investment (including securities placed abroad) inflows totaling U.S. $6.0 billion.

At September 14, 2007, Mexico’s international reserves totaled U.S. $72.3 billion, an increase of U.S. $4.6 billion from the level at December 29, 2006. The net international assets of Banco de México totaled U.S. $81.1 billion at September 14, 2007, an increase of U.S. $4.8 billion from the level at December 29, 2006.

Direct Foreign Investment in Mexico

According to preliminary figures, during the first six months of 2007, direct foreign investment in Mexico notified to the National Foreign Investment Commission totaled approximately U.S. $9.4 billion.

Public Finance

Revenues and Expenditures—Taxation

On September 14, 2007, the Mexican Congress passed a fiscal reform bill containing various amendments to the Mexican tax law. The reforms are expected to result in additional public sector revenues of approximately Ps. 120.0 billion in 2008, or about 1.1% of GDP. The Mexican Government intends to allocate the additional tax revenues resulting from the fiscal reform primarily to social expenditures and infrastructure investment. The reform should also lessen the Mexican Government’s reliance on PEMEX’s revenues to some extent, and should enable PEMEX to increase its investment expenditures.

Key elements of the tax reform include:

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A new tax on cash deposits will become effective on July 1, 2008, and will be imposed at the rate of 2% on cash deposits that exceed the cumulative monthly amount of Ps. 25,000. This tax, which is intended to subject payments made in the informal sector of the economy to the tax system, can be credited against the value added and income taxes, retained earnings tax and other federal contributions. Neither loan repayments nor remittances made through electronic transfers or checking orders will be subject to this new tax. Purchases of cashier’s checks paid in cash are not exempt from this tax.

•

A new corporate tax (impuesto empresarial a tasa única) will become effective on January 1, 2008, and will impose a minimum tax equal to 16.5% of a corporation’s sales revenues (less certain deductions, including wages, social security contributions and certain investment expenditures) in 2008, 17.0% in 2009 and 17.5% in 2010 and thereafter. This new tax replaces the current Asset Tax and is intended to discourage tax evasion.

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•

A new federal sales tax on diesel and gasoline, to be phased in over an 18-month period, was enacted. The revenues from this sales tax will be directed to Mexican states and municipalities to fund spending on roads and other infrastructure and to fund environmental programs.

•	A new excise tax on gambling and lottery winning was enacted.
•

Amendments to the federal fiscal code were made to strengthen auditing and control procedures and amendments to the federal law of budget and fiscal responsibility were made to promote reductions in expenditures by the Federal Government and government-owned companies.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Guadalupe Merino Bañuelos
Guadalupe Merino Bañuelos Associate Managing Director of Finance

Date: October 10, 2007

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe”, “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;
•	import and export activities;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	significant economic or political developments in Mexico;
•	developments affecting the energy sector; and
•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.